UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 18, 2003**

GENESEE & WYOMING INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-31456	**06-0984624**
(Commission File Number)	(I.R.S. Employer Identification No.)
66 Field Point Road, Greenwich, Connecticut	**06830**
(Address of principal executive offices)	(Zip Code)

(203) 629-3722
(Company's telephone number, including area code)

(Not Applicable)
(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 9. Regulation FD Disclosure.

Mortimer B. Fuller, III, the Chairman and Chief Executive Officer of Genesee & Wyoming Inc. (the "Company") established a Rule 10b5-1 trading plan on November 17, 2003, which will allow for the sale of 34,758 shares of the Company's Common Stock that will be acquired upon the exercise of non-statutory stock options pursuant to such plan. Mr. Fuller intends to use the after tax proceeds of the stock sales pursuant to the plan to fund the exercise price of incentive stock options to purchase 14,297 shares and to repay the remaining portion of a debt he incurred to fund the repayment of the $434,148.35 balance of a loan he received from the Company. Mr. Fuller repaid the loan from the Company in full in March 2003. The loan from the Company pre-dated the enactment of the Sarbanes-Oxley Act of 2002, and thus it was not subject to the prohibition in Section 402 of the Sarbanes-Oxley Act on loans to directors and officers.

Mr. Fuller's Rule 10b5-1 trading plan will allow Bear, Stearns & Co. Inc. ("Bear"), as his agent, to execute stock sales on his behalf at Bear's discretion, but not at Mr. Fuller's discretion. Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, allows company insiders to structure transactions in company shares under a pre-existing plan, so information acquired later is not a factor in the insider's decision to trade. Such plans allow for an insider to have transactions executed even when a company's insider trading window is closed for corporate insiders as long as the plan was entered into when the insider trading window was open. In addition to any shares sold under a Rule 10b5-1 trading plan, insiders may also execute discretionary transactions during open window periods under a company's insider trading policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

GENESEE & WYOMING INC.

November 18, 2003   By: /s/ Adam B. Frankel

Adam B. Frankel
Secretary